Mangoceuticals, Inc.

17130 N. Dallas Parkway, Suite 240

Dallas, Texas 75248

January 26, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attention: Jane Park

Re:	Mangoceuticals, Inc.
Registration Statement on Form S-1, File No. 333-292711

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: January 28, 2026

Requested Time: 5:00 p.m., Eastern Time

Ladies and Gentlemen:

Mangoceuticals, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-292711), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 5:00 p.m. Eastern Time on January 28, 2026, or as soon thereafter as possible.

Please contact our counsel, Rani Hacohen of Lucosky Brookman LLP at (732) 712-2705 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Hacohen by telephone when this request for acceleration has been granted.

Sincerely yours,

Mangoceuticals, Inc.

/s/ Jacob D. Cohen
Jacob D. Cohen
Chief Executive Officer